Exhibit 99.1

News Release

Stantec announces third quarter 2013 results and dividend

EDMONTON, AB; NEW YORK, NY (October 31, 2013) TSX, NYSE:STN

Today, Stantec announced strong third quarter 2013 results, with several key items to highlight:

•	Gross revenue increased 21.3% to C$581.2 million in Q3 13 from Q3 12
•	Net income increased 34.6% to C$45.9 million in Q3 13 from Q3 12
•	Diluted earnings per share increased 32.4% to C$0.98 in Q3 13 from Q3 12
•	Sustained and strong organic growth at 10.1% in Q3 13 from Q3 12
•	Stantec unveiled its new brand, reinforcing the Company’s promise to design with community in mind

“We have had an excellent quarter, leading to what should be a very good year,” says Bob Gomes, Stantec president and chief executive officer. “Our focus on community, creativity, and client relationships has reinforced our strategy, resulting in positive performance for the Company.”

Compared to Q3 12, Stantec’s gross revenue increased by 21.3% to C$581.2 million from C$479.3 million, EBITDA increased 27.3% to C$77.8 million from C$61.1 million, net income increased 34.6% to C$45.9 million from C$34.1 million, and diluted earnings per share increased 32.4% to C$0.98 from C$0.74.

In Q3 13, Stantec’s gross revenue grew organically by 10.1%. This growth – resulting from increased activity in the Company’s Environment, Industrial, and Transportation practice areas, in addition to continued strength in the Canadian market – marks more than two years of sustained organic growth for Stantec.

Capitalizing on Market Opportunities

With strong client relationships in communities across Stantec’s practice areas, an ability to adapt to changing trends and an increased depth of expertise, the Company is capitalizing on diverse market opportunities, including P3 and other alternative delivery projects. For example, in its Buildings practice area, Stantec recently secured a project in northern Canada to provide services to the Iqaluit International Airport Improvement project – the first P3 airport project in North America. The Company also secured the architecture, structural, mechanical, and electrical services for the Iqaluit Aquatics Centre, providing much-needed recreational space for the community.

Stantec’s Environment and Industrial practice areas are benefiting from a very strong oil and gas sector. Enhanced capabilities in recent years and a national presence enable the Company to secure projects in a busy midstream oil and gas sector with a number of new projects under consideration and development. Bringing its expertise to these robust markets, Stantec is working on major export pipelines as they continue to emerge across Canada.

In Stantec’s Transportation practice area, the Company continued to see strong organic growth resulting from its acquisition strategy and strengthened ability to pursue and secure a steady share of design-build and P3 projects. This includes working with the Los Angeles County Metropolitan Transportation Authority to manage the construction of the Westside Subway Transit Corridor – one of the most regionally significant infrastructure programs in southern California.

In the Company’s Urban Land practice area, activity remains steady in Canada and continues to improve in the United States. Stantec is well positioned to leverage integrated services and strong relationships to capitalize on residential and nonresidential projects for its clients. For example, the Company secured the preliminary planning work and design master service agreement to evaluate airport land parcels at the Tampa International Airport, thereby supporting the development of amenities and the creation of unique shopping experiences for airport visitors.

Additional Company Activity

On September 10, 2013, Stantec launched a new brand and visual identity as part of its continuing evolution that spans nearly 60 years. This brand renewal articulates the Company’s ongoing commitment to community, creativity, and client relationships. The new brand supports Stantec’s primary business objective of being a top 10 global design firm by reinforcing the Company’s strategy to provide integrated services to its clients in various sectors across many regions.

On October 30, 2013, the Company declared a dividend of $0.165 per share, payable on January 16, 2014, to shareholders of record on December 31, 2013.

Conference Call and Company Information

Stantec’s third-quarter conference call, to be held Thursday, October 31, 2013, at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section of www.stantec.com. Interested parties who wish to participate in the earnings conference call are invited to call 1-800-820-0231 and provide confirmation code 1919196 to the operator.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites more than 13,000 specialists working in over 200 locations. Our work – professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics – begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

Cautionary Statements

Stantec’s EBITDA is a non-IFRS measure, and gross revenue is an additional IFRS measure. For a definition and explanation of non-IFRS measures and additional IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2012 Financial Review. Figures for 2012 have been restated for the adoption of IFRS 10, “Consolidated Financial Statements” and IFRS 11 “Joint Arrangements” as further described in note 4 of our Q3 13 unaudited interim consolidated financial statements.

Certain statements contained in this press release constitute forward-looking statements. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Forward-looking statements in this press release are identified by words such as “will,” “continue,” “strategy,” “improve,” “well-positioned,” “secure,” “pursue,” and other similar expressions. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this press release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, disruptions in government funding, the risk that Stantec will not meet its growth or revenue targets, and the risk that the contemplated projects will not be completed when expected or at all. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information on how other material risk factors could affect our results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2012 Financial Review. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR at the SEC website at www.sec.gov. Our 2012 Financial Review is also available at the CSA website at www.sedar.com or at www.stantec.com. Alternatively, you may obtain a hard copy of the 2012 Financial Review free of charge from our Investor Contact noted below.

Media Contact Sherry Brownlee Stantec Media Relations Ph: (780) 917-7264 sherry.brownlee@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Ph: (780) 969-3349 crystal.verbeek@stantec.com

Design with community in mind

- Continued, Income Statement and Balance Sheet attached -

Consolidated Statements of Financial Position

(Unaudited)

(In thousands of Canadian dollars)	September 30 2013 $	December 31 2012* $

ASSETS
Current
Cash and cash equivalents	59,950	40,708
Trade and other receivables	399,668	353,451
Unbilled revenue	203,602	148,908
Income taxes recoverable	7,231	3,840
Prepaid expenses	19,020	14,283
Other financial assets	17,971	17,670
Other assets	5,256	4,106

Total current assets	712,698	582,966
Non-current
Property and equipment	133,997	114,994
Goodwill	580,742	566,784
Intangible assets	77,424	85,748
Investments in joint ventures and associates	4,133	5,286
Deferred tax assets	46,652	40,975
Other financial assets	69,151	63,691
Other assets	1,299	3,791

Total assets	1,626,096	1,464,235

LIABILITIES AND EQUITY
Current
Trade and other payables	266,254	211,726
Billings in excess of costs	75,162	60,822
Income taxes payable	4,366	159
Current portion of long-term debt	33,845	42,888
Provisions	15,637	14,863
Other financial liabilities	4,007	1,672
Other liabilities	9,329	8,650

Total current liabilities	408,600	340,780
Non-current
Long-term debt	209,460	256,408
Provisions	47,714	36,959
Deferred tax liabilities	62,277	57,840
Other financial liabilities	1,995	2,342
Other liabilities	54,143	42,778

Total liabilities	784,189	737,107

Shareholders’ equity
Share capital	254,042	240,369
Contributed surplus	13,519	14,291
Retained earnings	578,079	491,227
Accumulated other comprehensive loss	(3,733)	(18,862)

Total equity attributable to equity holders of the Company	841,907	727,025

Non-controlling interests	-	103

Total equity	841,907	727,128

Total liabilities and equity	1,626,096	1,464,235

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.

Consolidated Statements of Income

(Unaudited)

	For the quarter ended September 30		For the three quarters ended September 30

(In thousands of Canadian dollars, except per share amounts)	2013 $	2012* $	2013 $	2012* $

Gross revenue	581,166	479,249	1,661,097	1,388,855
Less subconsultant and other direct expenses	96,409	81,882	280,039	225,158

Net revenue	484,757	397,367	1,381,058	1,163,697
Direct payroll costs	221,766	178,650	633,237	528,542

Gross margin	262,991	218,717	747,821	635,155
Administrative and marketing expenses	185,616	157,687	548,753	469,690
Depreciation of property and equipment	8,701	7,020	23,700	20,183
Amortization of intangible assets	4,516	5,090	16,588	14,676
Net interest expense	2,117	2,259	6,683	6,920
Other net finance expense	785	641	2,134	2,135
Share of income from joint ventures and associates	(866)	(672)	(1,435)	(1,679)
Foreign exchange (gain) loss	(485)	104	(161)	133
Other expense (income)	86	(65)	(282)	125

Income before income taxes	62,521	46,653	151,841	122,972

Income taxes
Current	17,597	9,271	44,828	28,544
Deferred	(1,038)	3,285	(3,527)	4,555

Total income taxes	16,559	12,556	41,301	33,099

Net income for the period	45,962	34,097	110,540	89,873

Weighted average number of shares outstanding – basic	46,303,826	45,788,734	46,179,678	45,694,805

Weighted average number of shares outstanding – diluted	46,713,589	45,800,853	46,477,674	45,694,805

Shares outstanding, end of the period	46,363,214	45,879,748	46,363,214	45,879,748

Earnings per share
Basic	0.99	0.74	2.39	1.97

Diluted	0.98	0.74	2.38	1.97

*	Figures for 2012 have been restated for the adoption of IFRS 10 and IFRS 11.